Exhibit 12.1

Statement regarding computation of ratio

of earnings to fixed charges

(dollars in thousands) (unaudited)

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2007

Earnings:
Pre-tax income from continuing operations before cumulative effect of accounting change	$8,798	$18,376	$27,595	$20,159	$38,552	$(8,725)
Fixed charges excluding capitalized interest	3,998	4,116	6,162	15,588	45,246	20,667

Earnings	$12,796	$22,492	$33,757	$35,747	$83,798	$11,942

Fixed charges:
Interest expense	$3,998	$4,116	$6,162	$15,588	$45,246	$20,667
Capitalized interest	71	155	107	3	1,001	338

Fixed charges	$4,069	$4,271	$6,269	$15,591	$46,247	$21,015

Ratio of earnings to fixed charges	3.1	5.3	5.4	2.3	1.8	0.6